SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Telvent GIT, S.A.
(Name of Issuer)
Ordinary Shares, € 3.00505 nominal value per share
(Title of Class of Securities)
E90215109
(CUSIP Number)
Manuel Sánchez
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(34) 902-33-55-99
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 2, 2009
(Date of Event Which Requires Filing of the Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Abengoa, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,201,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		18,201,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,201,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	53.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

SCHEDULE 13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Telvent Corporation S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,966,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		15,966,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,966,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	46.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Siema AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,234,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,234,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,234,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

     This First Amendment to Schedule 13D (“First Amendment”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D, initially filed on November 6, 2008 (the “Schedule 13D”), of Abengoa, S.A., a company organized under the laws of the Kingdom of Spain (“Abengoa”), Siema AG, a company organized under the laws of Switzerland (“Siema”), and Telvent Corporation, S.L., a limited liability company organized under the laws of Spain (“Telvent Corporation,” and together with Abengoa and Siema, each a “Reporting Person” and collectively the “Reporting Persons”) with respect to the ordinary shares, nominal value € 3.00505 per share (the “Shares”), of Telvent GIT, S.A., sociedad anonima organized under the laws of the Kingdom of Spain (“Telvent,” or the “Issuer”).
     Item 2, 3, 5, 6 and 7 are hereby supplemented and amended.
Item 2. Identity and Background.
     Attached and incorporated herein by reference is Schedule A, which amends and restates certain information concerning the directors and executive officers of Abengoa, Siema, and Telvent Corporation.
Item 3. Source and Amount of Funds or Other Consideration.
     Telvent Corporation sold 3,109,975 Ordinary Shares on June 2, 2009 in an underwritten offering pursuant to an Underwriting Agreement dated May 27, 2009, with Canaccord Adams, Inc., as representative of the underwriters named in the Underwriting Agreement. On June 9, 2009 the underwriters exercised their over-allotment option under the Underwriting Agreement and Telvent Corporation sold 466,495 Ordinary Shares.
Item 5. Interest in Securities of the Issuer.
     Based on the number of securities outstanding as contained in Telvent’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 18, 2009, the total number of Shares issued and outstanding is 34,094,159.
     (a) On June 2, 2009 Telvent Corporation sold 3,109,975 Ordinary Shares. On June 9, 2009 Telvent Corporation sold 466,495 Ordinary Shares. The two sales decreased the total number of shares owned by Telvent Corporation to 15,966,400 Shares, or approximately 46.83% of the Issuer’s outstanding Shares. As of June 9, 2009, Abengoa beneficially owns 18,201,000 Shares, or approximately 53.38% of the Issuer’s outstanding Shares, and Siema beneficially owns 2,234,600 Shares, or approximately 6.60% of the Issuer’s outstanding Shares.
     (b) Number of Shares to which such Reporting Persons have:
(i)	Sole power to vote or to direct the vote:

Abengoa, Telvent Corporation, and Siema have no power individually to vote or direct the vote of Shares.

(ii)	Shared power to vote or to direct the vote:

Abengoa and Telvent Corporation share voting power for 15,966,400 Shares. Abengoa and Siema share voting power for 2,234,600 Shares.

(iii)	Sole power to dispose or to direct the disposition of Shares:

Abengoa, Telvent Corporation, and Siema have no power individually to dispose of or to direct the disposition of Shares.

(iv)	Shared power to dispose or to direct the disposition of Shares:

Abengoa and Telvent Corporation share dispositive power for 15,966,400 Shares. Abengoa and Siema share dispositive power for 2,234,600 Shares.
       (c) On June 2, 2009 Telvent Corporation sold 3,109,975 Ordinary Shares at a price of $17.70 per share pursuant to an Underwriting Agreement dated May 27, 2009, with Canaccord Adams, Inc., as representative of the underwriters named in the Underwriting Agreement. On June 9, 2009 the underwriters exercised their over-allotment option under the Underwriting Agreement and Telvent Corporation sold 466,495 Ordinary Shares at a price of $17.70 per share.
       (d) Not applicable.
       (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On May 27, 2009 Telvent Corporation entered into an Underwriting Agreement, attached hereto as Exhibit 1, with Canaccord Adams, Inc., as representative of the underwriters named in the Underwriting Agreement.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Underwriting Agreement dated May 27, 2009, by and between Telvent Corporation S.L. and Canaccord Adams, Inc., as representative of the underwriters named in the Underwriting Agreement

2	Joint Filing Agreement, dated November 6, 2008, by and among Abengoa S.A., Telvent Corporation S.L. and Siema AG (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on November 6, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2009	ABENGOA, S.A.

	By: Name:	/s/ Miguel Angel Jiménez- Velasco Mazarío Miguel Angel Jiménez- Velasco Mazarío
	Title:	Attorney

TELVENT CORPORATION S.L.

Dated: June 12, 2009	By: Name:	/s/ Miguel Angel Jiménez- Velasco Mazarío Miguel Angel Jiménez- Velasco Mazarío
	Title:	Director

Dated: June 12, 2009	By: Name:	/s/ José Marcos José Marcos
	Title:	Director

Dated: June 12, 2009	By: Name:	/s/ Juan Carlos Jiménez Juan Carlos Jiménez
	Title:	Director

SIEMA AG

Dated: June 12, 2009	By: Name:	/s/ José Ignacio del Barrio José Ignacio del Barrio
	Title:	Director

Dated: June 12, 2009	By: Name:	/s/ Manuel Sánchez Manuel Sánchez
	Title:	Director

Schedule A
Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. de la Buhaira, 2, 41018 Sevilla, Spain. As of June 2004, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 315 shareholders, none of whom Telvent believes has a controlling interest. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment

Felipe Benjumea Llorente	Director (Chairman of the Board) and Chief Executive Officer of Abengoa; Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director (Chairman, as Abengoa S.A., of the Foundation Focus-Abengoa).

Javier Benjumea Llorente	Director of Abengoa, S.A.; Director of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa.

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company).

José Luis Aya Abaurre	Director of Abengoa; Director (Vice Chairman) of Inversion Corporativa IC, S.A. (holding company).

José B. Terceiro Lomba	Director of Abengoa (Deputy Vice Chairman); Director of Telvent, Professor at the Complutense University (Madrid, Spain).

Alicia Velarde Valiente	Director of Abengoa.

Carlos Sebastián Gascón	Director of Abengoa.

Carlos Sundheim Losada	Director of Abengoa.

Daniel Villalba Vila	Director of Abengoa.

Fernando Solís Martínez-Campos	Director of Abengoa.

Ignacio Solís Guardiola	Director of Abengoa.

Maria Teresa Benjumea Llorente	Director of Abengoa.

Mercedes Gracia Díez	Director of Abengoa.

Present Principal
Name	Occupation or Employment
Miguel Martín Fernández	Director of Abengoa.

Miguel A. Jiménez-Velasco Mazarío	Secretary of the Board of Directors of Abengoa; Secretary of the Boards of Directors of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial, S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa; and of Abengoa Solar (a subsidiary of Abengoa) Secretary of the Foundation Focus-Abengoa; Secretary of Inversion Corporativa, IC, S.A. (holding company).

Amando Sánchez Falcón	Chief Financial Officer of Abengoa.

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa.

Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent; Joint Director of Telvent Investments, S.L.; Chairman of GIRH (human resources outsourcing) ; an Abengoa subsidiary.

Alfonso González Domínguez	Chief Executive Officer of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial, S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa.

Javier Molina Montes	President of Abensur Servicios Urbanos, S.A. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider).
Directors and Executive Officers of Siema AG. The name and present principal occupation or employment of each director and executive officer of Siema and certain other information are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Siema.

Present Principal
Occupation or
Name	Employment	Business Address	Citizenship
Manuel Sánchez Ortega	Chairman	Valgrande, 6, Alcobendas, Madrid, Spain	Spain

José Ignacio del Barrio	Director	Valgrande, 6, Alcobendas, Madrid, Spain	Spain

Suzanne Wettenschwiler	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Roman Giger	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Raoul Bussmann	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Directors and Executive Officers of Telvent Corporation, S.L. The name and present principal occupation or employment of each director and executive officer of Telvent Corporation and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is Avda. de la Buhaira, 2, 41018 Sevilla, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Telvent Corporation. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Miguel A. Jiménez-Velasco Mazarío	Director

Juan Carlos Jimenez Lora	Director

José Marcos Romero	Director